February 25, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Larry Spirgel

Re:	Boingo Wireless, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-171719
Date Filed: January 14, 2011

Dear Mr. Spirgel:

Boingo Wireless, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (“Registration Statement”), together with certain exhibits thereto.  A manually executed signature page has been executed prior to the time of this electronic filing and will be retained by the Company for five years.  We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 1, and (ii) three hard copies of Amendment No. 1 which are marked to show changes to the Registration Statement filed on January 14, 2011.

On behalf of the Company, this letter corresponds to the comments set forth in the letter to the Company dated February 9, 2011, from the staff of the Securities and Exchange Commission (the “Staff”).  For your convenience, we have repeated and numbered the comments from the February 9, 2011 letter in italicized print.  The Company’s responses are provided below each comment.

General

1.             Please be advised that you should include the price range, the size of the offering, information regarding the selling shareholders and all other required information (e.g., full Executive Compensation disclosure) in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and confirms that the price range, the size of the offering, information regarding the selling shareholders and all other required information will be included in an amendment to the Registration Statement prior to any distribution of preliminary prospectuses. The Company will provide the Staff sufficient time to review such complete disclosure prior to any distribution of preliminary prospectuses.

2.             As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and confirms that it will furnish to the Staff a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the Financial Industry Regulatory Authority. The Company will ensure that the Staff receives a copy of the letter or a telephone call from the Financial Industry Regulatory Authority confirming that it has completed its review and has no additional concerns.

3.             Please note the financial updating requirements of Rule 3-12 of Regulation S-X.

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that it anticipates filing an amendment to the Registration Statement in the final two weeks of March 2011 that will contain currently updated financial statements for the year ended December 31, 2010.

We may be unsuccessful in expanding into new venue types,…, page 9

4.             Please explain why expansion into the venue types such as shopping malls, stadiums and quick service restaurants may require significantly higher initial capital expenditures than you have historically incurred.

RESPONSE TO COMMENT 4:

The Company has revised the subject risk factor in response to the Staff’s comment.

Management’s Discussion and Analysis, page 30

Overview, page 30

Key Business Metrics, page 31

5.             We note you acquired certain venue contracts on September 17, 2007 and the Opti-Fi assets on November 1, 2008. Please explain to readers how your acquisitions have impacted the growth in revenue information discussed on page 30, the key performance indicators disclosed on page 31, and the comparative analysis of your results of operations on pages 36 - 42. In this regard, it seems since your acquisitions were consummated late in the year, their impact on your results of operations would not have been fully realized until the subsequent year.

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the acquisitions did not have a material impact on revenue, key performance indicators or results of operations in 2008 and 2009 and for the nine months ended September 30, 2010.  In 2008, the total revenue from these acquisitions was $3.3 million, or 5.9% of total revenue, and only accounted for 3.9 points of the 38% growth rate in revenue.  In 2009, the total revenue from these acquisitions was $5.5 million, or 8.3% of total revenue, and only accounted for 3.0 points of the 15.9% growth rate in revenue.  In the nine months ended September 30, 2010, the total revenue from these acquisitions was $4.5 million, or 7.6% of total revenue, and accounted for (0.5) points of the 28.5% growth rate in revenue.  The impact upon total subscribers and connects from the acquired venue contracts and Opti-Fi assets was slightly greater than the revenue impact in these years but was not a material driver of growth for these key performance indicators.

Non-controlling Interests, page 33

6.             We note from your disclosure on page 33 that you are required to pay a fixed annual distribution to minority shareholders of Concourse Communications Detroit. Please explain this obligation in more detail including, but not limited to, the nature of the arrangement, whether the minority shareholders have any continuing involvement in the operations of the business, the term, the amount, or how the amount is calculated, and whether this amount was considered as part of the purchase price, or is more akin to a dividend.

RESPONSE TO COMMENT 6:

The Company has revised its disclosure to explain its obligation in more detail.

Executive Compensation, page 75

7.             Please revise to disclose the aggregate grant date fair value of stock awards and option awards as computed in accordance with FASB Accounting Standards Codification Topic 718.

RESPONSE TO COMMENT 7:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company did not grant stock or option awards to its named executive officers in 2010.

2. Summary of significant accounting policies, page F-8

Long-Lived assets, page F-13

8.             Please disclose the method of amortizing your long-lived assets, i.e. straight-line or an accelerated method.

RESPONSE TO COMMENT 8:

The Company has revised its disclosure to explain that it amortizes long-lived assets on a straight-line basis.

9.             With a view towards clarifying disclosure, please explain to us how you are accounting for the airport venue contract intangible assets. Specifically tell us if you are accounting for each contract on an individual basis for purposes of amortization and impairment identification and measurement.

RESPONSE TO COMMENT 9:

The Company has revised its disclosure to explain that it is accounting for each contract on an individual basis.

Revenue Recognition, page F-14

10.          We note on page F-11 that your charge card processor withholds 3% of your sales for future refunds for a period of six months. With a view towards expanded policy disclosure, explain to us how you account for the revenues withheld by your charge card processor. Also, if you have concluded that the withheld revenue is, in fact, realizable at the time of sale then you should explain why and provide us roll-forward information of the balance of cash withheld so that we may fully understand your history of providing refunds.

RESPONSE TO COMMENT 10:

The Company has revised its disclosure to explain how it accounts for revenues withheld by its charge card processor.  Additionally, as the Company realizes the withheld revenue at the time of sale, the Company additionally provides the following roll-forward information on a supplemental basis:

Boingo Wireless, Inc.

Credit Card Reserve:  Account Roll Forward Summary

For the Years Ending December 31, 2010 and 2009

	Beginning Reserve balance	Reserved Amount on New Charges	Release of Prior Reserve Amounts	Ending Reserve Balance
Jan-09	540,458	62,208	(112,565)	490,101
Feb-09	490,101	59,055	(103,278)	445,878
Mar-09	445,878	69,655	(70,193)	445,340
Apr-09	445,340	65,386	(60,341)	450,385
May-09	450,385	67,779	(64,419)	453,745
Jun-09	453,745	71,840	(62,038)	463,547
Jul-09	463,547	69,126	(67,625)	465,048
Aug-09	465,048	70,119	(62,208)	472,959
Sep-09	472,959	63,584	(59,055)	477,488
Oct-09	477,488	72,767	(69,655)	480,600
Nov-09	480,600	68,594	(65,386)	483,808
Dec-09	483,808	65,693	(67,779)	481,722
Jan-10	481,722	67,046	(71,840)	476,928
Feb-10	476,928	65,439	(69,126)	473,241
Mar-10	473,241	80,901	(70,119)	484,023
Apr-10	484,023	76,179	(63,584)	496,618
May-10	496,618	84,263	(72,767)	508,114
Jun-10	508,114	84,307	(68,594)	523,827
Jul-10	523,827	84,476	(65,693)	542,610
Aug-10	542,610	78,444	(67,046)	554,008
Sep-10	554,008	70,367	(65,439)	558,936
Oct-10	558,936	84,014	(80,901)	562,049
Nov-10	562,049	72,188	(76,179)	558,058
Dec-10	558,058	92,527	(84,263)	566,322

Non-controlling interests, page F-18

11.          Please tell us, in detail, how you account for the amounts due to minority shareholders in both Detroit and Chicago subsidiaries. Include sample journal entries and reference to accounting literature used as guidance.

RESPONSE TO COMMENT 11:

The Company has revised its disclosure to explain how it accounts for the amounts due to minority shareholders in its Detroit and Chicago subsidiaries.  Additionally, the Company provides the following sample journal entries for the year ending December 31, 2009, in which (i) CCDG had net income of $1,046,000, of which $314,000 or 30% was attributable to the Chicago non-controlling interests; and (ii) an operating distribution of $85,000 was payable to the Detroit non-controlling interests:

	Non-Controlling Interests Equity Account		Non-Controlling Interests Expense		Cash
Transaction description	DR	CR	DR	CR	DR	CR
Record distribution to non-controlling owner of CCDG	314,000					314,000
Record non-controlling interests expense		314,000	314,000
	314,000	314,000	314,000	—	—	314,000

	Non-Controlling Interests Equity Account		Non-Controlling Interests Expense		Cash
Transaction description	DR	CR	DR	CR	DR	CR
Record distribution to non-controlling owner of CCG Detroit	85,000					85,000
Record non-controlling interests expense		85,000	85,000
	85,000	85,000	85,000	—	—	85,000

12.          Please expand your disclosure to explain your arrangements with Detroit and Chicago minority shareholders in greater detail. For instance, are the payment obligations perpetual or do they have a term? What is the fixed amount due to Detroit minority shareholders? The amount payable to the Detroit minority shareholders appears to be accounted for differently than the amount payable to the Chicago minority shareholders: please explain why and what about the nature of the arrangements resulted in different accounting treatment.

RESPONSE TO COMMENT 12:

The Company has expanded its disclosure to explain how its agreements with Detroit and Chicago minority shareholders in greater detail.

3. Cash and cash equivalents and marketable securities, page F-22

13.          Please expand your disclosure to describe the nature of corporate securities classified as cash and cash equivalents.

RESPONSE TO COMMENT 13:

The Company has expanded its disclosure to describe the nature of corporate securities classified as cash and cash equivalents.

7. Business acquisitions, page F-24

14.          Explain to us your accounting for the contingent consideration to be paid in connection with your acquisition of Opti-Fi and refer us to the GAAP literature that you have relied upon as a basis for your accounting policy. Also include in your response an explanation of your consideration of the guidance for contingent purchase consideration provided in ASC 805-30-25-5.

RESPONSE TO COMMENT 14:

The Company acknowledges the Staff’s comments and has explained its accounting for the contingent consideration to be paid in connection with the acquisition of Opti-Fi.

The acquisition of Opti-Fi was accounted for in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations (“SFAS No. 141”) as the acquisition occurred before the adoption of ASC 805 (formerly SFAS No. 141R) on January 1, 2009. In accordance with Paragraph 39 of SFAS No. 141 (now codified as ASC 805-20-25-10), no amounts were attributable to goodwill as the excess purchase price was fully allocated to other intangible assets. The contingent purchase price consideration was based on the payment to the seller of 20% of the recurring revenues generated from the venue contracts over a period of 36 months from the date of acquisition. In accordance with ASC 805-20-25-10, the revenue contingency is resolved because the Company generated revenues from the venue contracts over the 36 months after the date of the acquisition.  Our policy is to capitalize the 20% contingency to intangible assets when the revenue is recognized and then immediately expense to amortization.  If the Company were to recognize the additional consideration paid over the remaining term, it would result in a disproportionate recognition of the amortization expense to later periods that would not match the recognition of the associated revenues.

As discussed above, ASC 805-20-25-5 is not applicable to the Opti-Fi transaction as the acquisition was accounted for under FAS 141. Therefore there is no requirement to measure and allocate the fair value of the contingency on the date of acquisition.

8. Goodwill and other intangible assets, page F-25

15.          Please explain to us how the value assigned to the service usage credits was determined. Also tell us if there are any limits on the seller’s right to access your Wi-Fi networks other than the passage of time, e g. number of minutes or time of use.

RESPONSE TO COMMENT 15:

The Company has updated its disclosures in accordance with the Staff’s comment

16.          With a view towards clarifying disclosure, tell us if you are recognizing revenue in connection with the service usage credits issued to the seller of the venue contracts. If so, please expand your revenue recognition policy disclosure to fully explain your policies for recognizing this revenue, including determining the amount earned and the timing of your recognition. Also provide disclosure consistent with the guidance in ASC 605-20-50-1.

RESPONSE TO COMMENT 16:

The Company has expanded its disclosure to fully explain its policies for accounting for the service usage credits

17.          Please reconcile your disclosure here with your discussion on page 65, and page 30, of the acquisition in 2007 of seven managed and operated airports from Sprint Spectrum’s network.

RESPONSE TO COMMENT 17:

The Company has reconciled its disclosures in accordance with the Staff’s comment.

* * * * *

Please do not hesitate to contact me at (858) 436-8030, if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Ilan Lovinsky
Ilan Lovinsky

cc:	Edward Zinser